FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 06, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
SIGNET GROUP plc

2. Name of shareholder having a major interest
CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC
("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
NOT STATED

8. Percentage of issued class
N/A

9. Class of security
0.5p ORDINARY SHARES

10. Date of transaction
NOT STATED.

11. Date company informed
6 JANUARY 2006

12. Total holding following this notification
SEE BELOW.

13. Total percentage holding of issued class following this notification
SEE BELOW.

14. Any additional information
-

15. Name of contact and telephone number for queries
MARK JENKINS 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification
06.01.06

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 4 January 2006

Signet Group plc
                                                                          No. of Shares         Percent of
                                                                                               Outstanding
The Capital Group Companies, Inc. ("CG") holdings                           208,012,849             11.977

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                                               15,641,209              0.901

Capital International Limited                                               171,146,104              9.854

Capital International S.A.                                                    2,297,910              0.132

Capital International, Inc                                                   18,927,626              1.090

                                            Schedule A

                             Schedule of holdings in Signet Group plc

                                       As of 4 January 2006

                                  Capital Guardian Trust Company
Registered Name                                                                               Local Shares

State Street Nominees Limited                                                                      224,000

Bank of New York Nominees                                                                           20,000

Chase Nominees Limited                                                                           6,233,700

Midland Bank plc                                                                                   127,300

Nortrust Nominees                                                                                9,010,009

RBSTB Nominees Ltd                                                                                  26,200

                                                        TOTAL                                   15,641,209

                                            Schedule B

                                 Capital International Limited

Registered Name                                                                               Local Shares

State Street Nominees Limited                                                                      604,700

Bank of New York Nominees                                                                       52,942,562

Northern Trust                                                                                  13,507,040

Chase Nominees Limited                                                                          28,636,567

Midland Bank plc                                                                                 2,079,400

Barclays Bank                                                                                      762,900

Citibank London                                                                                    367,700

Morgan Guaranty                                                                                  3,568,400

Nortrust Nominees                                                                               26,221,066

State Street Bank & Trust Co                                                                    13,076,858

Citibank                                                                                           455,500

Deutsche Bank AG                                                                                13,410,991

HSBC Bank plc                                                                                   10,417,900

Mellon Bank N.A.                                                                                 1,604,700

Northern Trust AVFC                                                                                643,200

KAS UK                                                                                             385,920

Mellon Nominees (UK) Limited                                                                       606,900

Bank One London                                                                                  1,853,800

                                                        TOTAL                                  171,146,104

                                            Schedule B

                                    Capital International S.A.

Chase Nominees                                                                                   1,851,210

Midland Bank plc                                                                                    56,700

Royal Bank of Scotland                                                                             273,000

Lloyds Bank                                                                                        117,000

                                                        TOTAL                                    2,297,910

                                            Schedule B

                                    Capital International Inc.

State Street Nominees Limited                                                                    5,137,500

Bank of New York Nominees                                                                        1,851,600

Northern Trust                                                                                     109,000

Chase Nominees Limited                                                                           7,935,000

Midland Bank plc                                                                                   213,500

Nortrust Nominees                                                                                1,175,626

State Street Bank & Trust Co                                                                   651,700

Citibank                                                                                            74,200

Citibank NA                                                                                      1,335,700

HSBC Bank plc                                                                                       98,000

JP Morgan Chase Bank                                                                               345,800

                                                        TOTAL                                   18,927,626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 06, 2006